UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to provide its proxy statement for its annual shareholders meeting.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Proxy Statement for Annual Shareholders Meeting
99.2	Proxy Card for Annual Shareholders Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025	BIT ORIGIN LTD

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer, Director, and Chairman of the Board